Exhibit (a)(1)(M)

Media Relations Jorge Pérez (52 81) 8888-4334	Investor Relations Abraham Rodríguez (52 81) 8888-4262	Analyst Relations Ricardo Sales (212) 317-6008

CEMEX ANNOUNCES FINAL RESULTS OF ITS

OFFER TO PURCHASE APPRECIATION WARRANTS

MONTERREY, MEXICO, January 26, 2004—CEMEX, S.A. de C.V. (NYSE: CX) today announced the final results of its offer to purchase up to 90,018,042 of its appreciation warrants (including appreciation warrants represented by American Depositary Warrants (ADWs), each ADW representing five appreciation warrants), which expired today at 4:15 p.m., New York City time. Holders of appreciation warrants and ADWs tendered 96,641,388 appreciation warrants (including 23,575,907 appreciation warrants represented by ADWs) at prices at or below MXP 8.10 per appreciation warrant (MXP 40.50 per ADW) in the offer.

In accordance with the terms of the offer, CEMEX will purchase 90,018,042 appreciation warrants (including appreciation warrants represented by ADWs), representing approximately 86.73% of the 103,790,945 appreciation warrants (including appreciation warrants represented by ADWs) outstanding immediately prior to the commencement of the offer, at a final purchase price of MXP 8.10 per appreciation warrant (MXP 40.50 per ADW). The final proration factor for the offer is 93.146058%. All holders of fewer than 100 appreciation warrants or 20 ADWs who validly tendered at prices at or below the final purchase price will not be subject to proration. All appreciation warrants and ADWs not accepted because of proration will be promptly returned. Following the completion of the offer, approximately 11,668,132 appreciation warrants (including appreciation warrants represented by ADWs) will be held by persons other than CEMEX and its subsidiaries.

Citigroup Global Markets Inc. acted as dealer-manager for the U.S. and international portions of the offer. Acciones y Valores de Mexico, S.A. de C.V. acted as dealer-manager of the offer in Mexico.

CEMEX is a leading global producer and marketer of cement and ready mix products, with operations primarily concentrated in the world’s most dynamic cement markets across four continents. CEMEX combines a deep knowledge of the local markets with its global network and information technology systems to provide world class products and services to its customers, from individual homebuilders to large industrial contractors. For more information, visit www.cemex.com.